EXHIBIT 99.1

Skylight Health Announces Appointment of Dr. Kit Brekhus as Chief Medical Officer

TORONTO, July 07, 2021 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ: SLHG; TSXV:SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, today announced the appointment of Dr. Kit Brekhus, MD, as Chief Medical Officer (CMO). Dr. Brekhus will be taking the position over from Dr. Georges Feghali who served as CMO from February 2021. Dr. Feghali will continue to serve as an advisor to the Company.

As a board-certified family physician, Dr. Brekhus brings a wealth of experience to Skylight Health and a passion for improving patient care. In a career spanning more than 25 years, Dr. Brekhus has worked as both a clinician and owner-operator of a free-standing family practice and full-service urgent care center. He served as the Medical Director of Outreach services for a large healthcare system and helped lead the growth and development of the Colorado Community Health Alliance as their inaugural Chief Medical Officer.

More recently, prior to joining Skylight Health, Dr. Brekhus served several years as founding board member, physician director, and chief medical executive for one of the largest clinically integrated networks in the Rocky Mountain region dedicated to advancing value-based care. In that role he was responsible for overseeing a network of more than 5,000 providers serving as one of four executives managing more than 250,000 lives in various value-based agreements.

“Dr. Brekhus’ knowledge and experience as a clinical leader, in building large provider networks and value-based care programs will support Skylight’s vision of a patient centered model for healthcare,” said Dr. Feghali. “As my role was to initially help develop many of the foundational pieces of clinical leadership within the Company, I am happy to see this work continue now with Dr. Brekhus, and I look forward to remaining actively engaged as an advisor with the Company.”

“I’m excited to join the Skylight team. I want to thank Dr. Feghali for the foundation he has built and the executive team at Skylight for their leadership. They’ve created something very special at Skylight Health,” said Dr. Brekhus. “My entire career has been focused on advancing primary care, building large, clinically integrated networks of providers, and working directly with payors and plan sponsors in creating value-based programs; programs that truly make a difference in people’s lives. I’m looking forward to getting out to our offices soon; to meeting our providers, getting to know our team members, and continuing the work, already underway, of creating value for the people we serve.”

“The Skylight team would like to personally thank Dr. Feghali for all his efforts and work over the last few months in helping us establish a leading clinical team and organization,” said Prad Sekar, Skylight Health, CEO. “We wish him all the best in his new international endeavours and are thrilled he has agreed to continue on with the Company in an active advisory role.”

ABOUT SKYLIGHT HEALTH GROUP INC.

Skylight Health Group (NASDAQ:SLHG;TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, the providers offer care that is aimed at keeping patients healthy and minimize unnecessary health expenditures that are not proven to maintain the patient’s well-being. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

FORWARD LOOKING STATEMENTS

This press release may include predictions, estimates or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as "look forward," "believe," "continue," "building," or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings we make with the Canadian and United States securities regulators, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on our website, at skylighthealthgroup.com.

For more information, please visit our website or contact:

Investor Relations – USA:
John Evans
john.evans@skylighthealthgroup.com
415-309-0230

Investor Relations - Canada:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.